Exhibit 99.1

Sportradar Names Technology Growth Executive Gerard Griffin as Chief Financial Officer

ST. GALLEN, April 26, 2023 – Sportradar Group AG (NASDAQ: SRAD) today announced that Gerard Griffin has been named Chief Financial Officer of the company, effective May 9, 2023. Mr. Griffin most recently served as Chief Financial Officer at Zynga Inc., a global leader in interactive entertainment. Mr. Griffin, who will succeed Uli Harmuth, will be based in St. Gallen in the future and will be responsible for the company’s accounting, finance and investor relations operations. He will report directly to CEO and founder Carsten Koerl.

Mr. Griffin brings more than 25 years of leadership experience in financial and operational management within the gaming, media and technology sectors. During his time as CFO of Zynga, which included oversight of the company’s accounting, finance and investor relations functions, Zynga sharpened its operating model and delivered a marked improvement in revenues, profitability, and cash flow.

Before joining Zynga, Mr. Griffin spent more than 10 years at Electronic Arts Inc., serving as Senior Vice President of Finance where he was the finance leader for EA’s Studios, Marketing and Publishing organizations, after having spent more than six years in Geneva, Switzerland, as Vice President and Chief Financial Officer for EA International. Prior to that, Mr. Griffin held several senior finance roles domestically and internationally at technology and media companies, including NBC Universal and Primedia, and in public accounting with KPMG in both Dublin and New York.

Carsten Koerl, CEO and Founder, Sportradar said: “I am pleased to welcome Gerard to the Sportradar executive management team. As a highly accomplished CFO with relevant experience across several sectors, we are confident that he will bring discipline and strategic focus as we continue to drive growth and profitability around the world. Gerard will be a strong addition to the management team as we deliver results and continue to position Sportradar as the leading sports technology business globally. I also would like to thank Uli Harmuth for stepping in as interim CFO. His partnership and dedication in this role have been tremendously appreciated. I am pleased that Uli will continue to serve as our Chief Strategy Officer and be an integral part of our executive management team.”

Mr. Griffin said: “I am very happy to be joining Sportradar which has established itself as the leader in the sports technology industry. The team’s excellent track record of innovation and growth well positions the company to capitalize on the exciting opportunities ahead. I look forward to working closely with Carsten and the rest of the Sportradar team to deliver exceptional value for clients, partners, and shareholders.”

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, Bundesliga, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

Media

Sandra Lee

comms@sportradar.com

Investor Relations

Rima Hyder

investor.relations@sportradar.com